Exhibit (a)(10)

[Email Communication Reminding Employees of Offer Expiration Date]

      A few weeks ago you received the email below and a letter in the mail regarding our Board of Directors authorizing a stock option exchange program that allows you to cancel your existing stock options in exchange for new options. The deadline for participating in this voluntary program is this Friday, August 23.

      There has been some confusion over what this offer actually means to each employee, so I wanted to take this opportunity to clarify. On January 17, the company took an inventory of all stock options held by employees that were “underwater.” Underwater means the exercise price of your options was higher than the market price, or the price you would actually pay if you elected to buy them on the open market. The intent of the Company was to give each employee the same number of options, but to reflect a drop in the price of our stock.

      Accordingly, each employee was granted new options equal to 90% of their outstanding underwater options on January 17 at the market price of $2.25 per share. Those options are not affected by this offer and are currently outstanding and began vesting monthly on that date over a four year period.

      It is now our intent to give you the additional 10% of options so that combined with the 90% you received in January, you will have 100% of your initial underwater options, but at a reduced exercise price. However, because of accounting and disclosure rules, the offer of the current 10% has to take a slightly different form from the January 17 grant. In order to get the 10% addition, you have to “tender” or give back all of your shares that were “underwater” at January 17. If you had shares at January 17 that were in the money, such as some pre-IPO shares, they are not impacted by this offer. Those options remain outstanding.

      If you want to receive the additional 10%, you have to agree to give back the old shares that are underwater. Because of the accounting rules, these new shares will not be granted until sometime next February, at the market price at that time. However, these new shares will vest monthly over three years.

      This offer will allow you to capture future value in the Company. However, we cannot recommend or require that you participate. It is an individual decision. If you have questions please email me, or call or email Sharon Goldstein at 805.557.3530 or sharon.goldstein@homestore.com.

      Please take the time to read all the information about this program. If you choose to participate in the tender offer, please check the box and sign the Letter of Transmittal that was sent to you. You must complete the form that was mailed to you and submit it no later than 5:00 p.m. Pacific (8:00 p.m. Eastern) on Friday, August 23.

LEW BELOTE,

Chief Financial Officer

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